UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

The Walt Disney Company

(Name of Registrant as Specified in Its Charter)

Trian Fund Management, L.P.

Trian Fund Management GP, LLC

Trian Partners, L.P.

Trian Partners Parallel Fund I, L.P.

Trian Partners Master Fund, L.P.

Trian Partners Fund (Sub)-G, L.P.

Trian Partners Strategic Investment Fund-A, L.P.

Trian Partners Strategic Investment Fund-N, L.P.

Trian Partners Strategic Fund-G II, L.P.

Trian Partners Strategic Fund-G III, L.P.

Trian Partners Strategic Fund-K, L.P.

Trian Partners Co-Investment Opportunities Fund, Ltd.

Nelson Peltz

Peter W. May

Edward P. Garden

Matthew Peltz

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

2023 Annual Meeting of Shareholders of

The Walt Disney Company

DATED FEBRUARY 7, 2023

__________________________

SUPPLEMENT

TO

PROXY STATEMENT

OF

THE TRIAN GROUP

_________________________

PLEASE VOTE THE BLUE UNIVERSAL PROXY CARD FROM TRIAN TODAY—BY PHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2023 (the “Trian Group’s Proxy Statement”) by Trian Fund Management, L.P. and certain of its affiliates (the “Trian Group”) in connection with its solicitation of proxies (the “Proxy Solicitation”) from the shareholders of The Walt Disney Company, a Delaware corporation (“Disney” or the “Company”) for the 2023 Annual Meeting.

Except as described in this supplement, the information provided in the Trian Group’s Proxy Statement continues to apply and this supplement should be read in conjunction with the Trian Group’s Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Trian Group’s Proxy Statement, the supplemental information below is more current. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Trian Group’s Proxy Statement.

Supplemental Disclosures

According to the Company’s definitive proxy statement, filed by the Company on Schedule 14A with the SEC on February 6, 2023 (the “Company’s Proxy Statement”), the 2023 Annual Meeting is scheduled to be held virtually through the website www.virtualshareholdermeeting.com/DIS2023 on April 3, 2023 at 10:00 A.M., Pacific Time. The Record Date for the Proxy Solicitation has been fixed as the close of business on February 8, 2023. According to the Company’s Proxy Statement, as of January 23, 2023, there were 1,826,785,421 shares of common stock, par value $0.01 (the “Shares”) outstanding. Each Share has one vote.

According to the Company’s Proxy Statement, in order to register for and attend the virtual meeting, you must register in advance no later than March 29, 2023 by visiting the www.ProxyVote.com/Disney and selecting “Attend a Meeting.” You will need the 16-digit control number included in your notice, the enclosed BLUE voting instruction form, the enclosed BLUE universal proxy card or the Company’s white voting instruction form or the Company’s white universal proxy card you received. Once registered, you will receive a confirmation e-mail with information on how to attend the meeting. On the day of the 2023 Annual Meeting, you will be able to participate in the 2023 Annual Meeting by visiting www.virtualshareholdermeeting.com/DIS2023 and entering the same 16-digit control number you used to pre-register and as shown in your confirmation e-mail. According to the Company’s Proxy Statement, participation in the 2023 Annual Meeting is limited due to the capacity of the host platform and access to the meeting will be accepted on a first-come, first-served basis once electronic entry begins. Electronic entry to the meeting will begin at 9:00 A.M. Pacific Time and the meeting will begin promptly at 10:00 A.M. Pacific Time. If you cannot attend the meeting or if you are not a shareholder of record, you can still listen to the meeting, which will be available on the Company’s Investor Relations website.

According to the Company’s Proxy Statement, the deadline for voting electronically is 11:59 P.M., Eastern Time, on April 2, 2023. If you have timely pre-registered, you may attend the virtual meeting and vote your Shares by ballot at the meeting.

The description of shareholder Proposal 5 at page 2 of the Trian Group’s Proxy Statement is amended and restated as follows: “Proposal 5: Shareholder proposal, if properly presented at the meeting, requesting a report on operations related to China.” The description of shareholder Proposal 5 at page 18 of the Trian Group’s Proxy Statement is amended and restated as follows: “Shareholder Proposal 5: Report on Operations Related to China.”

Following discussions between the Trian Group and Broadridge Financial Solutions (“Broadridge”), Broadridge has informed the Trian Group that Broadridge has updated its policies pertaining to how it will treat signed and unmarked and ‘over-marked’ BLUE voting instruction forms. The updates are as follows:

If you sign, do not mark and return a BLUE voting instruction form directly to Broadridge, Broadridge will cause your Shares to vote “FOR” Nelson Peltz (or the Alternate Trian Nominee, as applicable), to “WITHHOLD” on the Opposed Company Nominee and each of the Acceptable Company Nominees in Proposal 1, to vote “FOR” Proposal 8, and to “ABSTAIN” on Proposals 2, 3, 4 and Shareholder Proposals 5 through 7.

If you vote for more than eleven nominees on a BLUE voting instruction form returned directly to Broadridge, Broadridge will vote your Shares “FOR” Nelson Peltz (or the Alternate Trian Nominee, as applicable) and the ten Acceptable Company Nominees and “WITHHOLD” on the Opposed Company Nominee.

We originally omitted from the Trian Group’s Proxy Statement certain disclosure that has been provided to shareholders in the Company’s Proxy Statement and its Annual Report for the fiscal year ended October 1, 2022 (the “Annual Report”).  Such disclosure includes names, background and qualifications of the Company’s nominees, and other information about them; information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors; information regarding the compensation of the Company’s named executive officers and directors; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2023 Annual Meeting and for consideration for inclusion in the proxy materials for that meeting.  With regards to such disclosure, we refer shareholders to the Company’s Proxy Statement and Annual Report, as applicable. We take no responsibility for the accuracy or completeness of information contained in the foregoing Company filings.

YOUR VOTE IS IMPORTANT

Your vote is extremely important. We urge you to sign, date and return the BLUE universal proxy card today or instruct us by telephone or via the Internet to vote “FOR” the election of Nelson Peltz or the Alternate Trian Nominee, as applicable, and to “WITHHOLD” on the Opposed Company Nominee and to vote “FOR” Proposal 8. We make no voting recommendations on the Acceptable Company Nominees.

SPECIAL INSTRUCTIONS

YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own. Please vote “FOR” Nelson Peltz and “WITHHOLD” on Michael B.G. Froman by using one of the four options below:

1.	If your Shares are registered in your own name, please sign, date and mail the BLUE universal proxy card today to The Trian Group, c/o Okapi Partners LLC, in the postage-paid envelope provided or instruct us by telephone or via the Internet today as to how you would like your Shares voted (instructions are on your BLUE universal proxy card).

2.	If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE universal proxy card with respect to your Shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the BLUE universal proxy card as soon as possible.

3.	After signing and returning the BLUE universal proxy card, we urge you NOT to return Disney’s white proxy card because only your latest dated proxy card will be counted.

4.	If you have previously signed and returned a white proxy card to Disney, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Disney by signing, dating and returning the BLUE universal proxy card in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) virtually attending the 2023 Annual Meeting and voting “in person” using Disney’s online portal (although attendance at the 2023 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) instructing us by telephone or via the Internet as to how you would like your Shares voted (instructions are on your BLUE universal proxy card) or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered either to First Coast Results Inc., Independent Tabulator on behalf of Okapi Partners LLC, PO Box 3672, Ponte Vedra Beach FL 32004-9911, or to the Corporate Secretary’s Office, 500 South Buena Vista Street, Burbank, CA 91521-1030, or any other address provided by the Company.

We encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or the Internet, you may sign, date and return the BLUE universal proxy card from the Trian Group or voting instruction in the postage-paid envelope provided. If you have any questions concerning the Trian Group’s Proxy Statement, would like to request additional copies of the Trian Group’s Proxy Statement or need help voting your Shares, please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders Call Toll-Free: +1 (877) 629-6357

Banks and Brokers Call Collect: +1 (212) 297-0720

Email: info@okapipartners.com